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                            January 17, 2024

       Kae Ren Tee
       Chief Executive Officer
       Aceztech Corporation
       33-01, 33rd Floor, Menara Keck Seng
       203 Jalan Bukit Bintang
       55100 Kuala Lumpur, Malaysia

                                                        Re: Aceztech
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-276237

       Dear Kae Ren Tee:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that Mr. Kae Ren Tee is able to control 100% of the voting power of the company.
Please revise your disclosure on the cover page to provide a cross-
                                                        reference to the
related risk factor disclosure on page 8.
       Prospectus Summary, page 1

   2.                                                   Please disclose that
you have generated minimal revenue to date.
 Kae Ren Tee
FirstName  LastNameKae Ren Tee
Aceztech Corporation
Comapany
January 17,NameAceztech
            2024        Corporation
January
Page 2 17, 2024 Page 2
FirstName LastName
Risk Factors, page 4

3. Please confirm that you intend to file a Form 8-A to register your common stock under the
         Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by
Section 15(d) of the
         Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure in the "Reports to Security Holders" on page 23.
If the rate of growth of small and medium businesses is significantly lower..., page 4

4. We note your disclosure that you expect continued demand from small and medium businesses for your services. Please clarify whether small and medium businesses are your target customers. Additionally, please expand your disclosure to define the criteria that would cause a customer to be considered a small or medium business. Our President, Kae Ren Tee, owns and controls 100%..., page 8

5.       Please revise your disclosure of Mr. Kae Ren Tee   s ownership of your
common stock to
         reflect the sale of 25%, 50% and 75% of the shares you are offering. Management's Discussion and Analysis, page 14

6.       Please expand your disclosure in this section to include a discussion about the
         company   s anticipated sources of revenue and how it expects to
generate such revenue.
7. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Liquidity and Capital Resources, page 15

8. Please disclose the minimum funding required to remain in business for at least the next
         12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.
         Please refer to Item 303(a) (1) and (2) of Regulation S-K for additional guidance.
 Kae Ren Tee
FirstName  LastNameKae Ren Tee
Aceztech Corporation
Comapany
January 17,NameAceztech
            2024        Corporation
January
Page 3 17, 2024 Page 3
FirstName LastName
Description of Business, page 17

9. We note your disclosure on page F-10 that for the period from inception to November 30,
         2023, there were two customers who accounted for 100% of the company s revenues.
         Please expand your disclosure in this section to discuss the company s customers, including identifying these two significant customers and the status of your agreements with them. Also, disclose the terms of any material client contracts including the term and any termination provisions and add a risk factor that discusses the concentration of your revenues from these two customers.
10. We note your disclosure of your future plans on page 18. Please expand your disclosure to include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.
Notes to Financial Statements
Revenue Recognition, page F-7

11. We note your revenue recognition policy on page F-7; however, we do not believe the information meets the disclosure objective of the ASC 606-10-50 to provide sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. In this regard, please expand your disclosure to address, without limitation, the following. The information should be specific to your company and avoid the use of boilerplate language.
             Tell us the nature of your arrangements with your customers with reference to the material terms of these arrangements.
             Please disclose the company   s source of revenue.
             Please clarify who your customers are for each revenue stream, and how you (a)
              generate revenue from the customer and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain precisely what your performance obligation is (i.e., the service you provide) for each revenue stream and how you fulfill the performance obligation.
             Please expand your disclosure to address the guidance in ASC 606-10-25-30 and
              606-10- 55-82 and 55-83 in determining when control transfers. General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Kae Ren Tee
FirstName  LastNameKae Ren Tee
Aceztech Corporation
Comapany
January 17,NameAceztech
            2024        Corporation
January
Page 4 17, 2024 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology